Exhibit 99.1

Media Release (Code: ASX: PRR; NASDAQ: PBMD)

6 October 2016

PRIMA ABSTRACTS ACCEPTED FOR POSTER PRESENTATION

AT ESMO SYMPOSIUM ON IMMUNO-ONCOLOGY

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) announces that an abstract for each of its two clinical trials for IMP321 has been accepted for Poster presentation (display) during the European Society for Medical Oncology (ESMO) Symposium on ‘Immuno-Oncology—Advances in cancer immunotherapy; From vaccines to antibodies and cell therapies’ from 4-6 November 2016 in Lausanne, Switzerland.

The abstract titles are:

•	TACTI-mel (Two ACTive Immunotherapeutics in melanoma): A Phase 1 trial in patients with unresectable or metastatic melanoma receiving IMP321 (LAG-3Ig fusion protein) as an adjunctive therapy to anti-PD-1 therapy with pembrolizumab (Poster #155); and

•	AIPAC (Active Immunotherapy PAClitaxel): A Phase IIb trial in hormone receptor-positive metastatic breast carcinoma patients receiving IMP321 (LAG-3Ig fusion protein) or placebo as adjunctive to a standard chemotherapy regimen of paclitaxel (Poster #145).

Both posters will be on display for the duration of the Symposium. The Poster viewing session will take place over lunch from 13:00-14:15 on Saturday 5 November 2016. The abstracts will also be published in the ESMO Symposium on Immuno-Oncology 2016 Abstract Book, a supplement to the official ESMO journal “Annals of Oncology”.

For more schedule information see http://www.esmo.org/Conferences/Immuno-Oncology-2016

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889